Divakar Gupta

T: (212) 479-6474

dgupta@cooley.com

August 22, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christine Torney
Mary Mast
Doris Stacey Gama
Laura Crotty

Re:	LB Pharmaceuticals Inc
Amendment No.2 to Draft Registration Statement on Form S-1
Submitted on July 23, 2025
CIK No. 0001691082

Ladies and Gentlemen:

On behalf of LB Pharmaceuticals Inc (the “Company”), the following information is submitted in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 12, 2025 (the “Comment Letter”) regarding the above-referenced Amendment No.2 to the draft Registration Statement on Form S-1, as confidentially submitted to the Commission on July 23, 2025. Concurrently with the submission of this response letter, the Company is filing a revised Registration Statement on Form S-1 (the “Registration Statement”) with the Commission. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the Registration Statement.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the respective comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1:

1.

You state that based on positive end-of-Phase 2 feedback from the FDA, as well as historical precedent, you believe that your Phase 2 acute schizophrenia trial may serve as one of the two pivotal trials required for approval of a new drug application and therefore would only need a single, six-week Phase 3 trial alongside other planned NDA-enabling studies for approval. Please balance this disclosure by also stating that there is no guarantee that your Phase 2 trial may serve as one of the two pivotal trials required which in such case you may be required to conduct two pivotal trials for NDA approval.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 2, 113 and 137 of the Registration Statement.

Cooley LLP 55 Hudson Yards, New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

U.S. Securities and Exchange Commission

August 22, 2025

Page Two

Business, page 110:

2.

We note your use of p-values throughout this section regarding your product candidate LB-102. At first use, please provide a brief explanation of the disclosed p-value and how it is used to measure statistical significance.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 128 of the Registration Statement.

* * *

Please contact me at (212) 479-6474 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Divakar Gupta

Divakar Gupta

cc:

Heather Turner, LB Pharmaceuticals Inc

Gad Soffer, LB Pharmaceuticals Inc

Marc Panoff, LB Pharmaceuticals Inc

Brandon Fenn, Cooley LLP

Marc Recht, Cooley LLP

Minkyu Park, Cooley LLP

Cooley LLP 55 Hudson Yards, New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com